                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                   For the fiscal year ended December 31, 1996

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

               For the transition period from ________ to ________

Commission file number   0-16998
                        ----------

A.   Full title of the plan:

                    DRUG EMPORIUM, INC. EMPLOYEES 401(K) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               Drug Emporium, Inc.
                            155 Hidden Ravines Drive
                                Powell, OH 43065

                              REQUIRED INFORMATION

In lieu of the requirements of Items 1-3 of Form 11-K, the Drug Emporium, Inc. Employees 401(k) Plan which is subject to the requirements of the Employee Retirement Income Security Act of 1974, ("ERISA"), is filing herewith the plan financial statements and schedules in accordance with the financial reporting requirements of ERISA.

a)   Financial Statements

     Independent Auditors' Report

     Statements of Net Assets Available
        for Plan Benefits

     Statements of Changes in Net Assets
        Available for Plan Benefits

     Notes to Financial Statements

     Schedules:

       Assets Held for Investment Purposes
       Reportable Transactions

b)   Exhibits

       (23.1)  Independent Auditors' Consent
               Ernst & Young LLP

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                   DRUG EMPORIUM, INC. EMPLOYEES 401(K) PLAN

Date: June 30, 1997           /s/ Jane H. Lagusch
     ---------------          -------------------------------------
                              Jane H. Lagusch, Vice President

                            Audited Financial Statements
                            and Schedules

                            Drug Emporium, Inc.
                            Employees 401(k) Plan

                            Years ended December 31, 1996 and 1995
                            with Report of Independent Auditors

                    Drug Emporium, Inc. Employees 401(k) Plan

                          Audited Financial Statements
                                  and Schedules

                     Years ended December 31, 1996 and 1995

                                    Contents

Report of Independent Auditors ......................................1

Audited Financial Statements

Statements of Net Assets Available for Plan Benefits ................2
Statements of Changes in Net Assets Available for Plan Benefits .....4
Notes to Financial Statements .......................................6

Supplemental Schedules

Schedule of Assets Held for Investment Purposes.....................11
Schedule of Reportable Transactions.................................12

                         Report of Independent Auditors

Administrative Committee of the
  Drug Emporium, Inc.
  Employees 401(k) Plan

We have audited the accompanying statements of net assets available for plan benefits of the Drug Emporium, Inc. Employees 401(k) Plan (the Plan) as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996 and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the financial statements. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

June 3, 1997                                           /s/ Ernst & Young LLP
Columbus, Ohio

                                             Drug Emporium, Inc. Employees 401(k) Plan

                                       Statements of Net Assets Available for Plan Benefits
                                                                        December 31, 1996
                                         -----------------------------------------------------------------------------------------
                                                                                                    Drug
                                                                                                  Emporium
                                            Cash       Retirement     Income and     Growth         Inc.
                                         Management   Preservation      Growth    Opportunities    Common      Loan
                                            Fund          Trust          Fund         Fund          Stock      Fund         Total
                                         -----------------------------------------------------------------------------------------
ASSETS
Investments - at fair value
   (Notes  1, 2 and 3)                   $ 13,224      $918,674     $1,464,160   $2,924,279      $536,248   $      -   $5,856,585
Participants loans receivable                   -             -              -            -             -    109,075      109,075
Receivables:
   Contributions from participants          7,504        19,322         31,213       68,448             -          -      126,487
   Accrued investment income                    -           160              -            -             -          -          160
   Other                                      911           381            578        1,412        17,342          -       20,624
                                         -----------------------------------------------------------------------------------------
Total assets                               21,639       938,537      1,495,951    2,994,139       553,590    109,075    6,112,931



LIABILITIES
Other                                      18,417           937              -        9,485             -      3,730       32,569
                                         -----------------------------------------------------------------------------------------
Total liabilities                          18,417           937              -        9,485             -      3,730       32,569
                                         -----------------------------------------------------------------------------------------
Net assets available for plan benefits   $  3,222      $937,600     $1,495,951   $2,984,654      $553,590   $105,345   $6,080,362
                                         =========================================================================================


                                                      See accompanying notes.

2

                                             Drug Emporium, Inc. Employees 401(k) Plan

                                       Statements of Net Assets Available for Plan Benefits
                                                                        December 31, 1995
                                         -----------------------------------------------------------------------------------------
                                                                                                    Drug
                                                                                                  Emporium
                                            Cash       Retirement     Income and     Growth         Inc.
                                         Management   Preservation      Growth    Opportunities    Common      Loan
                                            Fund          Trust          Fund         Fund          Stock      Fund         Total
                                         -----------------------------------------------------------------------------------------
ASSETS
Investments - at fair value
   (Notes  1, 2 and 3)                   $103,729     $727,961         $771,974     $1,350,680     $512,857    $     -   $3,467,201
Participants loans receivable                   -            -                -              -            -     42,308       42,308
Receivables:
   Contributions from participants              -            -                -              -            -          -            -
   Accrued investment income                    -            -                -              -            -          -            -
   Other                                       25          349                -              -            -          -          374
                                         ------------------------------------------------------------------------------------------
Total assets                              103,754      728,310          771,974      1,350,680      512,857     42,308    3,509,883


LIABILITIES
Other                                       5,500            -                -              -       (5,138)     2,776        3,138
                                         ------------------------------------------------------------------------------------------
Total liabilities                           5,500            -                -              -       (5,138)     2,776        3,138
                                         ------------------------------------------------------------------------------------------
Net assets available for plan benefits   $ 98,254     $728,310         $771,974     $1,350,680     $517,995    $39,532   $3,506,745
                                         ==========================================================================================

                                                      See accompanying notes.

                                             Drug Emporium, Inc. Employees 401(k) Plan

                                  Statements of Changes in Net Assets Available for Plan Benefits
                                                                   Year ended December 31, 1996
                                    ------------------------------------------------------------------------------------------
                                                                                           Drug
                                                                                          Emporium
                                       Cash        Retirement   Income and     Growth       Inc.
                                    Management    Preservation    Growth    Opportunities  Common      Loan
                                       Fund          Trust        Fund         Fund        Stock       Fund             Total
                                    ------------------------------------------------------------------------------------------
ADDITIONS
Employee contributions               $117,786       $479,177     $689,515   $1,203,115    $      -   $      -       $2,489,593
Interest and dividends                  5,441         46,881       50,083      181,145           -          -          283,550
Net realized and unrealized
   appreciation in fair value
   of investments                           -              -       57,069      204,659      13,295          -          275,023
                                    ------------------------------------------------------------------------------------------
                                      123,227        526,058      796,667    1,588,919      13,295          -        3,048,166
DEDUCTIONS
Benefit payments                       71,268         66,293       88,492      245,620       1,120      1,756          474,549
                                    ------------------------------------------------------------------------------------------
                                       71,268         66,293       88,492      245,620       1,120      1,756          474,549
                                    ------------------------------------------------------------------------------------------



Transfers from (to) other funds      (146,991)      (250,475)      15,802      290,675      23,420     67,569                -

Net assets available for plan
   benefits at beginning of year       98,254        728,310      771,974    1,350,680     517,995     39,532        3,506,745
                                    ------------------------------------------------------------------------------------------

Net assets available for plan
   benefits at end of year           $  3,222       $937,600   $1,495,951   $2,984,654    $553,590   $105,345       $6,080,362
                                    ==========================================================================================

                                                      See accompanying notes.


                                             Drug Emporium, Inc. Employees 401(k) Plan

                                  Statements of Changes in Net Assets Available for Plan Benefits

                                                       Year ended December 31, 1995
                                          ----------------------------------------------------------------------------------------
                                                                                               Drug
                                                                                             Emporium
                                             Cash      Retirement  Income and     Growth        Inc.
                                          Management  Preservation   Growth    Opportunities  Common       Loan
                                             Fund         Trust       Fund         Fund        Stock       Fund           Total
                                          ----------------------------------------------------------------------------------------
    ADDITIONS
    Employee contributions                  $106,796     $705,164    $328,679   $  517,202    $      -    $     -       $1,657,841
    Interest and dividends                     2,699       33,386      26,623       33,724           -          -           96,432
    Net realized and unrealized
       appreciation in fair value
       of investments                              -            -      52,073      204,438    (189,935)         -           66,576
                                          ----------------------------------------------------------------------------------------
                                             109,495      738,550     407,375      755,364    (189,935)         -        1,820,849


    DEDUCTIONS
    Benefit payments                          78,588       63,039      77,857      124,652       2,126      2,598          348,860
                                          ----------------------------------------------------------------------------------------
                                              78,588       63,039      77,857      124,652       2,126      2,598          348,860
                                          ----------------------------------------------------------------------------------------

    Transfers from (to) other funds           16,482     (202,846)      4,470      203,995     (34,204)    12,103                -


    Net assets available for plan
       benefits at beginning of year          50,865      255,645     437,986      515,973     744,260     30,027        2,034,756
                                          ----------------------------------------------------------------------------------------

    Net assets available for plan
       benefits at end of year              $ 98,254     $728,310    $771,974   $1,350,680    $517,995    $39,532       $3,506,745
                                          ========================================================================================

                                                      See accompanying notes.

                                                                               5

                   Drug Emporium, Inc. Employees 401(k) Plan

                         Notes to Financial Statements

                               December 31, 1996




1.  DESCRIPTION OF THE PLAN

The following description of the Drug Emporium, Inc. Employees 401(k) Plan
(Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering all employees of Drug Emporium, Inc. and its subsidiaries (the Company) who have at least one year of service, are age twenty-one or older and have worked 1,000 hours or more. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Participants may contribute up to 15% of annual compensation limited to the maximum permitted by the Internal Revenue Code. The Company may make discretionary contributions, as approved by the Company's Board of Directors.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions, allocations of the Company's discretionary contributions and Plan earnings. Forfeited balances of terminated participants' nonvested accounts are used to reduce future company contributions.

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of vesting service. A participant is 100 percent vested after seven years of vesting service.

                   Drug Emporium, Inc. Employees 401(k) Plan

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct contributions in 10% increments in any of four investment options.

- Retirement Preservation Trust - Funds are invested in units of a registered investment company that invests in Guaranteed Investment Contracts, U.S. Government and U.S. Government agency securities.

- Income and Growth Fund - Funds are invested in shares of a registered investment company that invests in U.S. Government bonds, corporate bonds and a diversified selection of common stocks.

- Growth Opportunities Fund - Funds are invested in shares of a registered investment company that invests in growth, cyclical and value stocks, and securities convertible to common stocks.

- Drug Emporium, Inc. Common Stock - Funds are invested in shares of Drug Emporium, Inc., common stock through an investment company.

Participants may change their investment options quarterly.

PARTICIPANT LOANS RECEIVABLE

Participants may borrow from their accounts a minimum of $1,000 up to the lessor of $50,000 or 50% of their account balance. Loan transactions are treated as transfers between the investment funds and the loan fund. Principal and interest is paid ratably, through bi-weekly payroll deductions.

                   Drug Emporium, Inc. Employees 401(k) Plan

1.  DESCRIPTION OF THE PLAN (CONTINUED)

DISTRIBUTION OF BENEFITS

Participants, or their beneficiaries, are entitled to receive 100% of their vested portion of Company contributions and related earnings thereon upon termination, normal retirement (age 65), early retirement (age 59 1/2), death, or total and permanent disability.

PLAN TERMINATION

The Company has the right to discontinue and terminate the Plan. In the event of a termination or partial termination of the Plan, the right of each participant to benefits accrued to the date of such termination or partial termination shall be nonforfeitable.

2.  SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING AND PRESENTATION

The financial statements of the Plan have been prepared in conformity with generally accepted accounting principles, which requires the use of management's estimates, as applied to defined contribution employee benefit plans.

The accounting records of the Plan are maintained on an accrual basis. The Plan includes participants who are employees of Drug Emporium, Inc. and its subsidiaries.

ADMINISTRATIVE EXPENSES

Administrative expenses of the Plan are paid by the Company.

                   Drug Emporium, Inc. Employees 401(k) Plan

2.  SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The participant loans receivable are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3.  INVESTMENTS

The Plan's investments are held and administered by Merrill Lynch Trust Company. The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows:

                                                       DECEMBER 31
                                                   1996           1995
                                               -------------------------
Merrill Lynch Retirement Preservation Trust    $  918,674      $ 727,961
Fidelity Advisor Income and Growth Fund         1,464,160        771,974
Fidelity Advisor Growth Opportunities Fund      2,924,279      1,350,680
Drug Emporium, Inc. Common Stock                  536,248        512,857

During the years ended December 31, 1996 and 1995, the Plan's investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

                                                   1996           1995
                                               ---------------------------
Fidelity Advisor Income and Growth Fund         $  57,069       $   52,073
Fidelity Advisor Growth Opportunities Fund        204,659          204,438
Drug Emporium, Inc. Common Stock                   13,295         (189,935)
                                                --------------------------
Net change in fair value                         $275,023       $   66,576
                                                ==========================

                   Drug Emporium, Inc. Employees 401(k) Plan

3.  INVESTMENTS (CONTINUED)

At December 31, 1996, the market value of Drug Emporium, Inc. Common Stock was approximately $4.25 per share.

4.  INCOME TAX STATUS

The Internal Revenue Service ruled on January 18, 1995 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Company is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

5.  TRANSACTIONS WITH PARTIES-IN-INTEREST

At December 31, 1996 and 1995, the Plan owned 126,176 and 124,329 shares of the Company's common stock, respectively. The Plan purchased 18,573 and 11,202 shares in 1996 and 1995 for $79,364 and $54,068, respectively. The Plan sold 16,726 and 20,813 shares in 1996 and 1995 for $66,672 and $123,500, respectively. The market value of the Company's common stock at December 31, 1996 and 1995 was based on quoted market values. There were no cash dividends received during the years ended December 31, 1996 and 1995 from the Company.

6.  SUBSEQUENT EVENT

Subsequent to December 31, 1996, the Plan's assets were transferred from Merrill Lynch Trust Company to Scudder, Stevens & Clark, Inc.

                   Drug Emporium, Inc. Employee 401(k) Plan

                Schedule of Assets Held for Investment Purposes

                               December 31, 1996



       IDENTITY OF ISSUE, BORROWER,                 DESCRIPTION OF                       CURRENT
        LESSOR OR SIMILAR PARTY                      INVESTMENT             COST          VALUE
--------------------------------------------------------------------------------------------------
CMA Money Fund                                       13,830 shares     $   13,224     $   13,224

Merrill Lynch Retirement Preservation Trust         918,466 shares        918,674        918,674

Fidelity Advisor Income and Growth Fund              89,378 shares      1,377,116      1,464,160

Fidelity Advisor Growth Opportunities Fund           82,833 shares      2,553,153      2,924,279

Drug Emporium, Inc. Common Stock                    126,176 shares        708,150        536,248
                                                                       -------------------------
                                                                       $5,570,317     $5,856,585
                                                                       =========================

                  Drug Emporium, Inc. Employees 401(k) Plan

                     Schedule of Reportable Transactions

                         Year ended December 31, 1996
                                                                                                              CURRENT
                                                                                                               VALUE
                                                                                                            OF ASSET ON     NET
  IDENTITY OF PARTY                               DESCRIPTION     PURCHASE      SELLING       COST OF       TRANSACTION    GAIN
      INVOLVED                                      OF ASSET       PRICE         PRICE         ASSET           DATE       (LOSS)
---------------------------------------------------------------------------------------------------------------------------------
CATEGORY (i) - INDIVIDUAL TRANSACTIONS IN A SECURITIES ISSUE
AGGREGATING IN EXCESS OF 5% OF PLAN ASSETS.

Merrill Lynch                   CMA Money Fund, 290,258 shares    $  290,258                 $  290,258    $  290,258    $     -

Merrill Lynch                   ML RP Trust, 234,357 shares                        234,357      234,357       234,357          -

Merrill Lynch                   CMA Money Fund, 244,611 shares                     244,611      244,611       244,611          -

Merrill Lynch                   CMA Money Fund, 180,829 shares                     180,829      180,829       180,829          -

Merrill Lynch                   CMA Money Fund, 324,025 shares                     324,025      324,025       324,025          -

CATEGORY (iii) - SERIES OF TRANSACTIONS IN A SECURITIES ISSUE
AGGREGATING IN EXCESS OF 5% OF PLAN ASSETS.

Drug Emporium, Inc.             9 sales, 16,726 shares                              66,672       95,665        95,665    (28,993)
                                13 purchases, 18,573 shares           79,364                     79,364        79,364          -

Fidelity Advisor Growth         35 sales, 5,523 shares                             200,042      165,370       200,042     34,672
   Opportunities Fund           41 purchases, 45,667 shares        1,542,731                  1,542,731     1,542,731          -

Fidelity Advisor Income &       32 sales, 10,682 shares                            168,120      162,446       168,120      5,674
   Growth Fund                  35 purchases, 50,921 shares          799,432                    799,432       799,432          -

ML RP Trust                     29 sales, 328,145 shares                           328,145      328,145       328,145          -
                                282 purchases, 518,650 shares        518,650                    518,650       518,650          -

CMA Money Fund                  125 sales, 3,305,379 shares                      3,305,379    3,305,379     3,305,379          -
                                137 purchases, 3,260,708 shares    3,260,708                  3,260,708     3,260,708          -

THERE WERE NO CATEGORY (ii) OR (iv) REPORTABLE TRANSACTIONS.


12